

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Edward Lee
Chief Executive Officer
Hestia Insight Inc.
400 S. 4th Street Suite 500
Las Vegas, NV 89101

> **Re: Hestia Insight Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 6, 2020**
> **File No. 024-11289**

Dear Mr. Lee:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 1-A

Cover Page

1. We note your disclosure on page 12 under the captioned "Determination of Offering Price" that selling shareholders will sell their shares at a fixed price of $5.00 Please clearly disclose that the selling shareholders' shares will be sold at the fixed price on your cover page of the Offering Circular, the summary and the plan of distribution sections.

Our Business Objectives , page 4

2. Your disclosures suggest that you may be an "investment company" within the meaning of the Investment Company Act of 1940. For example, we note that part of your business objectives is for "Hestia Insight [to] make strategic acquisitions and mergers or joint ventures with emerging growth companies with intellectual properties." The amount of securities you hold in your balance sheet also suggest that your company may be an

"investment company" within the meaning of the Investment Company Act. Please provide us with a detailed legal analysis as to why you are not required to register under the Investment Company Act and why you are eligible under Rule 251(b)(3).

Risk Factors , page 5

3.   We note your disclosure that, "[i]f, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales" and that "[t]here is no aggregate minimum requirement for the Offering to become effective, therefore, we reserve the right, subject to applicable securities laws, to begin applying "dollar one" of the proceeds from the Offering towards our business strategy." Please ensure you explain the risks and material implications of multiple closings to investors, including its impact on whether purchasers can receive the return of funds from you.

Use of Proceeds, page 11

4.   We note that in your Use of Proceeds disclosure you list some broad categories of business activities you plan to fund from the use of proceeds. In an appropriate place in your Offering Circular please discuss in greater detail the business activities you will undertake based upon raising funds as outlined in the use of proceeds. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. Please include in this discussion the anticipated timing for the expenditures.

5.   You indicate that your offering will be conducted on a "best-efforts" basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered. In this regard, describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Refer to Instruction 3 to Item 6 of Form 1-A.

Dilution, page 13

6.   The increase per common share attributable to investors in the offering at each funding level reflected in the table should be calculated as the difference between the pro forma net tangible book value per common share after the offering less the pro forma net tangible book value per common share before the offering. Also, the dilution to investors at each funding level should be calculated as the offering price less the pro forma net tangible book value per share of common stock after the offering. Please revise your computations accordingly. The dilution as a percentage of the offering price at each funding level will also need to be revised in response to the above changes in computations.

Management's Discussion and Analysis and Results of Operations
Summary of Results
Statement of Operations, page 15

7.   The amount of the net loss for the year ended November 30, 2019 as reflected in the table on page 15 does not agree to the amount presented in your audited statement of operations for this period on page F-17. Please reconcile and revise these amounts as appropriate.

Directors, Executive Officers & Corporate Governance , page 22

8.   Please provide the information required by Item 10 of Form 1-A for David Lazar. In this regard, we note that he was your officer and director during 2019.

Description of Securities
Common Stock Series B, page 28

9.   Your disclosure on page 27 indicates you had no Series B Common Stock outstanding at the date of the Offering Circular while your May 31, 2020 balance sheet and disclosure on page 10 indicate you have 500,000 shares of this common stock outstanding at that date. Disclosure on pages 3 and 19 states the Series B common stock had been returned to Hestia Investment, a wholly owned subsidiary of the company. Please revise your filing as appropriate for consistency throughout regarding the status of the Series B common stock.

Signature, page 33

10.   Please revise your signature page to conform to the requirements of Instruction 1 to the Signature section of Form 1-A. In this regard, the offering statement must be signed by the principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body, in addition to the issuer.

General

11.   It appears that the aggregate offering price of this offering, including the aggregate offering amount attributable to the selling shareholders exceeds $50 million. Please refer to Rule 251(a)(2) of Regulation A and reduce the amount of securities offered herein to not exceed $50 million or tell us how you are complying with Rule 251.

        As a related matter, please revise the fee table to include the shares being registered on behalf of the selling shareholder or tell us why you do not believe this is necessary.

12.   We note that your principal executive offices are located in Nevada, however, your disclosures suggest that your current operations may be held elsewhere. In this regard, we note your disclosure that "China is an important market for the Company's growth," that your sole material agreement is with BHPA, which appears to be based in China, and that

your sole officer and director holds business positions outside of the U.S., "intends to reach out to his contacts in China, Taiwan, and Hong Kong" to market the shares in your best-efforts offering and controls one of your majority shareholders that is located in Shanghai, China. Please tell us whether the company expects its officers or managers primarily to direct, control and coordinate the Company's activities from the United States and clarify how the principal place of business is in the U.S. in order to comply with Rule 251(b)(1) of Regulation A. For additional guidance, please refer to Question 182.03 of the Securities Act Rules Compliance and Disclosure Interpretations.

13. Please have counsel revise the legal opinion to also state that the warrants are binding obligations under the law of the jurisdiction governing the warrant agreement. Refer to Staff Legal Bulletin No. 19 for guidance.

14. We note your disclosure that your officer and director "intends to reach out to his contacts in China, Taiwan, and Hong Kong" to sell the shares in this offering. Please note that if an issuer intends to offer securities outside of the U.S., it should disclose where sales are and are not permitted. Refer to Rule 251 of Regulation A.

15. Please file as an Exhibit the promissory note related to the loan among ECL Capital Partners and Hestia Investment that is referenced on page 26. Refer to Item 17 of Part III to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Linda Cvrkel at 202-551-3813 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services